SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               Schedule 13D**

                  Under the Securities Exchange Act of 1934
                             (Amendment No.  )*

                          Sotheby's Holdings, Inc.
                              (Name of Issuer)

                  Common Stock, Par Value $0.10 Per Share
                       (Title of Class of Securities)

                                  835898107
                               (Cusip Number)

                              W. Robert Cotham
                         201 Main Street, Suite 2600
                           Fort Worth, Texas 76102
                               (817) 390-8400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             January 19, 1996
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,983,600 shares, which constitutes approximately 7.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 38,703,848 shares outstanding.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,666,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,666,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,666,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.3%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,666,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,666,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,666,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 4.3%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,666,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,666,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,666,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.3%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,666,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,666,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,666,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.3%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     Portfolio D Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,666,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,666,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,666,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.3%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     Portfolio Associates, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,666,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,666,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,666,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.3%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     Portfolio Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0- (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): -0-


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 330,790 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,790 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,790

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 330,790 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,790 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,790 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,790 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

----------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her power to revoke same.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 330,900 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,900 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 330,900 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,900 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 330,795
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,795
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,795

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     E. P. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 324,715
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 324,715
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     324,715

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.8%


14.  Type of Reporting Person: IN

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $0.10 per share (the "Stock"), of Sotheby's Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 500 N. Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Trinity I Fund, L.P., a Delaware limited partnership ("TIF"), TF Investors, L.P., a Delaware limited partnership ("TFI"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"), Thomas M. Taylor ("TMT"), Portfolio D Investors, L.P., a Delaware limited partnership ("PDI"), Portfolio Associates, Inc., a Delaware corporation ("PA"), Portfolio Partners, L.P., a Delaware limited partnership ("Portfolio"), The Bass Management Trust ("BMT"), Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Sid R. Bass Management Trust ("SRBMT"), Sid R. Bass ("SRB"), Lee M. Bass ("LMB") and E. P. Bass ("EPB"). TIF, TFI, TCM, TMT, PDI, PA, Portfolio, BMT, PRB, NLB, SRBMT, SRB, LMB and EPB are sometimes hereinafter collectively referred to as the "Reporting Persons."
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. As a result of the contribution by Portfolio to PDI of all its Stock as described in paragraph (c) of Item 5, Portfolio will not be a Reporting Person for purposes of all future filings on Schedule 13D.


     (b)-(c)

     TIF

       TIF is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TIF, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TFI, the sole general partner of TIF, is set forth below.

     TFI

     TFI is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TIF. The principal business address of TFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TFI, is set forth below.

     TCM

     TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TFI. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:

                     RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor    201 Main Street          President of Thomas
                    Suite 3200                 M. Taylor & Co.
                    Fort Worth, Texas 76102    ("Taylor & Co.")

W. R. Cotham        201 Main Street          Vice President/
                    Suite 2600                 Controller of
                    Fort Worth, Texas 76102    BEPCO (as
                                               defined below)

     Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     TMT

     See answers above.

     PDI

     PDI is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of PDI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PA, the sole general partner of PDI, is set forth below.

     PA

     PA is a Delaware corporation, the principal business of which is serving as the sole general partner of Portfolio, PDI and other affiliated limited partnerships. The principal business address of PA, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person (in addition to TIF) of PA are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor    See answers above.       See answers above.

W. R. Cotham        See answers above.       See answers above.

     Portfolio

     Portfolio is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Portfolio, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PA, the sole general partner of Portfolio, is set forth above.

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principle business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to one of its Trustees, PRB, is set forth above. Information with respect to its two other Trustees, LMB and SRB, is set forth below.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Sid R. Bass, Inc. ("SRB, Inc.").

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     EPB

     EPB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Thru Line Inc. ("TLI").

     TLI is a Texas corporation. TLI's principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of TLI, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS

        TIF             Not Applicable         Not Applicable

        TFI             Not Applicable         Not Applicable

        TCM             Not Applicable         Not Applicable

        TMT             Not Applicable         Not Applicable

        PDI             Working Capital(1)     $22,094,624.26 (4)

        PA              Not Applicable         Not Applicable

        Portfolio       Working Capital (1)    $ 9,432,045.80

        BMT             Trust Funds (2)        $ 8,643,440.51

        PRB             Not Applicable         Not Applicable

        NLB             Not Applicable         Not Applicable

        SRBMT           Trust Funds (2)        $ 8,647,711.43

        SRB             Not Applicable         Not Applicable

        LMB             Personal Funds (3)     $ 8,643,440.51

        EPB             Personal Funds (3)     $ 6,198,031.49

        (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

        (2) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

        (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

        (4) As described in paragraph (c) of Item 5, on January 23, 1996, Portfolio transferred, by means of a capital contribution, all shares of the Stock owned by it. The amount of funds reported as being used by PDI to acquire the Stock includes the funds previously used by Portfolio to purchase shares of the Stock.

Item 4.  PURPOSE OF TRANSACTION.

        The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons may, in the future, also have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

        Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)

        TIF

        Because of its position as the sole stockholder of PA, which is the sole general partner of PDI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,666,400 shares of the Stock, which constitutes approximately 4.3% of the outstanding shares of the Stock.

        TFI

        Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,666,400 shares of the Stock, which constitutes approximately 4.3% of the outstanding shares of the Stock.

        TCM

        Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,666,400 shares of the Stock, which constitutes approximately 4.3% of the outstanding shares of the Stock.

        TMT

        Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,666,400 shares of the Stock, which constitutes approximately 4.3% of the outstanding shares of the Stock.

        PDI

        The aggregate number of shares of the Stock that PDI owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,666,400, which constitutes approximately 4.3% of the outstanding shares of the Stock.

        PA

        Because of its position as the sole general partner of PDI, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,666,400 shares of the Stock, which constitutes approximately 4.3% of the outstanding shares of the Stock.

        Portfolio

        Portfolio does not beneficially own any shares of the Stock.

        BMT

        The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 330,790, which constitutes approximately 0.9% of the outstanding shares of the Stock.

        PRB

        Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 330,790 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

        NLB

        Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 330,790 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

        SRBMT

        The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 330,900, which constitutes approximately 0.9% of the outstanding shares of the Stock.

        SRB

        Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 330,900 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

        LMB

        The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 330,795, which constitutes approximately 0.9% of the outstanding shares of the Stock.

        EPB

        The aggregate number of shares of the Stock that EPB owns beneficially, pursuant to Rule 13d-3 of the Act, is 324,715, which constitutes approximately 0.8% of the outstanding shares of the Stock.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

        TIF

        As the sole stockholder of PA, which is the sole general partner of PDI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,666,400 shares of the Stock.

        TFI

        As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,666,400 shares of the Stock.

        TCM

        As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,666,400 shares of the Stock.

        TMT

        As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,666,400 shares of the Stock.

        PDI

        Acting through its sole general partner, PDI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,666,400 shares of the Stock.

        PA

        As the sole general partner of PDI, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,666,400 shares of the Stock.

        Portfolio

        Portfolio has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        BMT

        Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,790 shares of the Stock.

        PRB

        In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,790 shares of the Stock.

        NLB

        NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.


        SRBMT

        Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,900 shares of the Stock.

        SRB

        Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,900 shares of the Stock.

        LMB

        LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,795 shares of the Stock.

        EPB

        EPB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 324,715 shares of the Stock.

        (c) During the past 60 days, the Reporting Persons have purchased and sold shares of the Stock in transactions on the New York Stock Exchange, as follows:

REPORTING                          NO. OF SHARES        PRICE PER
 PERSON             DATE         PURCHASED OR SOLD        SHARE

BMT                12/01/95           3,750(P)         $13.69
SRBMT              12/01/95           3,750(P)          13.69
LMB                12/01/95           3,750(P)          13.69
EPB                12/01/95           3,750(P)          13.69
BMT                12/04/95           3,450(P)          13.96
SRBMT              12/04/95           3,450(P)          13.96
LMB                12/04/95           3,450(P)          13.96
EPB                12/04/95           3,450(P)          13.96
BMT                12/05/95           1,250(P)          14.52
SRBMT              12/05/95           1,250(P)          14.52
LMB                12/05/95           1,250(P)          14.52
EPB                12/05/95           1,250(P)          14.52
BMT                12/06/95           6,250(p)          14.06
SRBMT              12/06/95           6,250(P)          14.06
LMB                12/06/95           6,250(P)          14.06
EPB                12/06/95           6,250(P)          14.06
BMT                12/06/95          12,375(P)          14.06
SRBMT              12/06/95          12,375(P)          14.06
LMB                12/06/95          12,375(P)          14.06
EPB                12/06/95          12,375(P)          14.06
BMT                12/07/95           2,375(P)          13.67
SRBMT              12/07/95           2,375(P)          13.67
LMB                12/07/95           2,375(P)          13.67
EPB                12/07/95           2,375(P)          13.67
BMT                12/08/95             500(P)          14.03
SRBMT              12/08/95             500(P)          14.03
LMB                12/08/95             500(P)          14.03
EPB                12/08/95             500(P)          14.03
BMT                12/11/95           6,575(P)          13.81
SRBMT              12/11/95           6,575(P)          13.81
LMB                12/11/95           6,575(P)          13.81
EPB                12/11/95           6,575(P)          13.81
BMT                12/21/95           1,000(P)          14.19
SRBMT              12/21/95           1,000(P)          14.19
LMB                12/21/95           1,000(P)          14.19
EPB                12/21/95           1,000(P)          14.19
BMT                01/05/96           3,250(S)          13.29
SRBMT              01/05/96           3,250(S)          13.29
LMB                01/05/96           3,250(S)          13.29
EPB                01/05/96           3,250(S)          13.29
BMT                01/10/96           2,500(S)          12.73
SRBMT              01/10/96           2,500(S)          12.73
LMB                01/10/96           2,500(S)          12.73
EPB                01/10/96           2,500(S)          12.73
Portfolio          01/10/96         270,000(P)          12.59
Portfolio          01/11/96          92,000(P)          12.94
Portfolio          01/15/96          38,200(P)          12.69
Portfolio          01/17/96         100,000(P)          13.06
Portfolio          01/19/96         114,500(P)          13.65
Portfolio          01/19/96         108,000(P)          13.56
Portfolio          01/19/96           2,000(P)          13.40
PDI                01/22/96         380,300(P)          13.30
PDI                01/22/96         125,000(P)          13.50
PDI                01/22/96         320,500(P)          13.57
PDI                01/23/96          17,500(P)          13.31
PDI                01/24/96          40,200(P)          13.40
PDI                01/24/96          26,500(P)          13.47
PDI                01/25/96          31,700(P)          13.92

       On January 23, 1996, Portfolio transferred, by means of a capital contribution, all of its 724,700 shares of the Stock to PDI.

       Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e)   Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:     January 26, 1996


                                     TRINITY I FUND, L.P.,
                                     a Delaware limited partnership

                                     By:   TF INVESTORS, L.P.,
                                           a Delaware limited partnership,
                                           General Partner

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W. R. Cotham
                                              W. R. Cotham, Vice President


                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W. R. Cotham
                                              W. R. Cotham, Vice President



                                     TRINITY CAPITAL MANAGEMENT, INC.,
                                     a Delaware corporation


                                     By: /s/ W. R. Cotham
                                              W. R. Cotham, Vice President


                                     PORTFOLIO D INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By: PORTFOLIO ASSOCIATES, INC.,
                                            a Delaware corporation,
                                            General Partner


                                     By: /s/ W. R. Cotham
                                              W. R. Cotham, Vice President

                                     PORTFOLIO ASSOCIATES, INC.,
                                     a Delaware corporation


                                     By: /s/ W. R. Cotham
                                              W. R. Cotham,
                                              Vice President

                                     PORTFOLIO PARTNERS, L.P.,
                                     a Delaware limited partnership

                                     By: PORTFOLIO ASSOCIATES, INC.,
                                            a Delaware corporation,
                                            General Partner


                                     By: /s/ W. R. Cotham
                                              W. R. Cotham, Vice President


                                      /s/ W. R. Cotham
                                     W. R. Cotham,
                                     Attorney-in-Fact for:

                                           THOMAS M. TAYLOR (1)
                                           THE BASS MANAGEMENT TRUST (2)
                                           PERRY R. BASS (3)
                                           NANCY LEE BASS (4)
                                           SID R. BASS MANAGEMENT TRUST (5)
                                           SID R. BASS (6)
                                           LEE M. BASS (7)
                                           E. P. BASS (8)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of E. P. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1       Agreement and Power of Attorney pursuant to Rule
             13d-1(f)(1)(iii), filed herewith